Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

June 24, 2010

Securities and Exchange Commission

Via EDGAR

Re:

Network Dealer Services Holding Corp.

Form 10-12G

Filed May 19, 2010

File No. 000-53984

Dear Ladies and Gentlemen:

This letter is to request additional time to respond to your comment letter dated June 15, 2010, and make the necessary changes regarding the above referenced filings for Network Dealer Services Holding Corp.  We believe that we will have these responses and changes by Tuesday, July 6, 2010.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/sg